EXHIBIT 15.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 33-99550 and No. 333-9180) of Korea Electric Power Corporation of our report dated May 14, 2007 relating to the 2006 financial statements of Korea Southern Power Co., Ltd which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs regarding differences between accounting principles generally accepted in the Republic of Korea and the United States of America and the convenience translation of Korean won amounts into US dollars, appearing in this Annual Report on Korea Electric Power Corporation’s Form 20-F for the year ended December 31, 2008.

/s/    Deloitte Anjin LLC

Seoul, Korea

June 24, 2009